April 24, 2020

VIA EDGAR TRANSMISSION

Tim Buchmiller, Staff Attorney

Celeste Murphy, Legal Branch Chief

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

Washington, D.C. 20549

RE:	Corbus Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-3
Filed April 7, 2020
File No. 333-237588

Dear Mr. Buchmiller and Ms. Murphy:

I am writing on behalf of Corbus Pharmaceuticals Holdings, Inc. (the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated April 9, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and is followed by the Company’s response.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which reflects revisions made to the Registration Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Registration Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

April 24, 2020

Registration Statement on Form S-3 filed April 7, 2020

Exhibit 3.1 – Amended and Restated Certificate of Incorporation, page II-1

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully advises the Staff that the Company’s forum selection provision provides that the Court of Chancery of the State of Delaware has exclusive jurisdiction over only certain matters to the “fullest extent permitted by law”. Accordingly, this provision is not intended to apply to claims arising under the Securities Exchange Act of 1934, as amended, for which federal courts have exclusive jurisdiction, and will not apply to claims arising under the Securities Act of 1933, as amended. In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the base prospectus included in the Registration Statement and on page 11 of the prospectus related to the offering pursuant to the Open Market Sale AgreementSM with Jefferies LLC included in the Registration Statement (the “ATM Prospectus”) to describe this provision and associated risks and to clarify the intent of the Company’s forum selection provision. The Company has also added a risk factor on page 5 of the ATM Prospectus describing the Company’s forum selection provision and its intent. The Company will also include similar disclosure in its risk factors in its Annual Report on Form 10-K and in future registration statements, as applicable.

Should the Staff have additional questions or comments regarding the foregoing or Amendment No. 1, please contact me at 973-597-6394.

Very truly yours,

By:	/s/ Michael J. Lerner, Esq.
Michael J. Lerner, Esq.

cc:	Yuval Cohen, Ph.D.
Corbus Pharmaceuticals Holdings, Inc.

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